May 24, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Mountain Resources, Inc.

Registration Statement on Form S-3, File No. 333-188361

Dear Sir or Madam:

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on

Form S-3 (the “Registration Statement”).

We are advised that the Securities and Exchange Commission (the “Commission”) has no further comments on the Registration Statement. Pursuant to Rule 461 under the Securities Act of 1933, as amended, Red Mountain Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 4:00 p.m. on Wednesday, May 29, 2013, or as soon as possible thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

Red Mountain Resources, Inc.

By:	/s/ Alan W. Barksdale
Name:	Alan W. Barksdale
Title:	Chief Executive Officer and President